SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               FORM 11-K

(Mark One)

[  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 30, 1993

                                OR

[      ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _________ to __________



                   Commission file number 2-96881


                    STOCK PURCHASE-SAVINGS PLAN
                                OF
                   CAROLINA POWER & LIGHT COMPANY
                   ______________________________
          Full title of the plan and the address of the plan, if different from that of the issuer named below





                  CAROLINA POWER & LIGHT COMPANY
                  (a North Carolina corporation)
    411 Fayetteville Street, Raleigh, North Carolina 27601-1748
    ___________________________________________________________
       Name of issuer of the securities held pursuant to the plan and address of its principal executive office

                     STOCK PURCHASE-SAVINGS PLAN
                  OF CAROLINA POWER & LIGHT COMPANY

                  FINANCIAL STATEMENTS AND EXHIBITS

                          TABLE OF CONTENTS


(A)   Financial Statements                                 PAGE
      --------------------                                 ----

   Independent Auditors' Report . . . . . . . . . . . . .    3

   Statement of Net Assets Available for Benefits,
        December 30, 1993 . . . . . . . . . . . . . . . .    4

   Statement of Changes in Net Assets Available for
        Benefits For the Year Ended December 30, 1993 . .    5

   Statement of Net Assets Available for Benefits,
        December 30, 1992 . . . . . . . . . . . . . . . .    6

   Statement of Changes in Net Assets Available for
        Benefits For the Year Ended December 30, 1992 . .    7

   Notes to Financial Statements. . . . . . . . . . . .   8-13

   Item 27a - Schedule of Assets Held for
        Investment Purposes as of December 30, 1993 . . .   14

   Item 27d - Schedule of Reportable Transactions
        For the Year Ended December 30, 1993. . . . . . .   15



(B)   Exhibits
      --------

   Exhibit No. 23 - Consent of Deloitte & Touche

INDEPENDENT AUDITORS' REPORT
____________________________

Stock Purchase-Savings Plan of
   Carolina Power & Light Company


We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Carolina Power & Light Company as of December 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with genenerally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 1993 and (2) reportable transactions for the year ended December 30, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management.
Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE
June 17, 1994

                                                    STOCK PURCHASE-SAVINGS PLAN
                                                 OF CAROLINA POWER & LIGHT COMPANY

                                           Statement of Net Assets Available for Benefits
                                                           December 30, 1993
                                                                        ------------------------------------------------------------
                                                                                           PARTICIPANTS' EQUITY
                                                                        ------------------------------------------------------------

                                                             EQUITY     CAROLINA POWER      U.S.           FIXED        FIDELITY
                                                          UNALLOCATED   & LIGHT COMPANY    SAVINGS        INCOME         EQUITY-
                                           TOTAL PLAN   TO PARTICIPANTS  COMMON STOCK       BONDS          FUND        INCOME FUND
                                           ----------   ---------------  ------------      -------        ------       -----------
ASSETS                                                                                    (Note 1)       (Note 3)
Investments:
    Carolina Power & Light Company
        Common Stock                       $723,774,103    $304,752,466   $419,021,637   $         -    $         -    $         -
    U. S. Savings Bonds                      10,563,163              -              -      10,563,163             -              -
    Fidelity Equity - Income Fund            18,677,450              -              -              -              -      18,677,450
    Fixed Income Fund                        10,474,317              -              -              -      10,474,317             -
    Participants' Loans Receivable           22,781,351      22,781,351             -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Investments                     786,270,384     327,533,817    419,021,637     10,563,163     10,474,317     18,677,450


  Dividends and Interest Receivable          10,181,262       4,264,026      5,862,854             -          54,382             -
  Incentive Contribution Receivable           6,100,059              -       6,100,059             -              -              -
  Cash                                          554,179         536,191             22         17,966             -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Assets                          803,105,884     332,334,034    430,984,572     10,581,129     10,528,699     18,677,450
                                            -----------     -----------    -----------    -----------    -----------    -----------
LIABILITIES

  ESOP Loan Payable                         216,223,139     216,223,139             -              -              -              -
  Participants' Loans Payable                23,317,518      23,317,518             -              -              -              -
  Interest Payable - ESOP Loan                2,185,870       2,185,870             -              -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Liabilities                     241,726,527     241,726,527             -              -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS          $561,379,357     $90,607,507   $430,984,572    $10,581,129    $10,528,699    $18,677,450
                                            ===========     ===========    ===========    ===========    ===========    ===========


See Notes to Financial Statements.

                                                    STOCK PURCHSE-SAVINGS PLAN
                                                 OF CAROLINA POWER & LIGHT COMPANY

                                     Statement of Changes in Net Assets Available for Benefits
                                               For the Year Ended December 30, 1993
                                                                  ----------------------------------------------------------------
                                                                                     PARTICIPANTS' EQUITY
                                                                  ----------------------------------------------------------------

                                                       EQUITY      CAROLINA POWER       U.S.           FIXED          FIDELITY
                                                    UNALLOCATED   & LIGHT COMPANY     SAVINGS          INCOME         EQUITY-
                                     TOTAL PLAN   TO PARTICIPANTS   COMMON STOCK       BONDS            FUND        INCOME FUND
                                    -----------   ---------------   ------------      -------          ------       -----------
INCREASES IN NET ASSETS                                                               (Note 1)        (Note 3)
  Investment Income:

    Dividends                         $40,046,004     $16,996,641     $22,421,472      $       -      $        -         $627,891
    Net Appreciation in Fair Value     60,901,324      27,190,260      31,417,894              -               -        2,293,170
    Interest                            4,861,708       1,311,251              -        2,984,496         565,961              -

  Contributions:

    Employer                           32,813,879      17,930,009      14,883,870              -               -               -
    Participants                       21,977,033              -       16,582,448         739,674       1,538,931       3,115,980
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Increase in Net Assets    160,599,948      63,428,161      85,305,684       3,724,170       2,104,892       6,037,041
                                      -----------     -----------     -----------     -----------     -----------     -----------
DECREASES IN NET ASSETS

  Interest Expense                     14,883,746      14,883,746              -               -               -               -
  Allocation of Shares                 29,209,543      29,209,543              -               -               -               -
  Distribution of Benefits             25,675,603         153,764      24,503,416         134,899         319,688         563,836
  Company Contributions Forfeited         135,408              -          135,408              -               -               -
  Participant Loan Trustee Expense         84,410          84,410              -               -               -               -
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Decrease in Net Assets     69,988,710      44,331,463      24,638,824         134,899         319,688         563,836
                                      -----------     -----------     -----------     -----------     -----------     -----------
INCREASE IN NET ASSETS                 90,611,238      19,096,698      60,666,860       3,589,271       1,785,204       5,473,205
NET TRANSFERS AMONG INVESTMENT
  OPTIONS                                      -               -         (782,408)         55,568        (214,187)        941,027
NET ASSETS - DECEMBER 30, 1992        470,768,119      71,510,809     371,100,120       6,936,290       8,957,682      12,263,218
                                      -----------     -----------     -----------     -----------     -----------     -----------
NET ASSETS - DECEMBER 30, 1993       $561,379,357     $90,607,507    $430,984,572     $10,581,129     $10,528,699     $18,677,450
                                      ===========     ===========     ===========     ===========     ===========     ===========

See Notes to Financial Statements.


                                                    STOCK PURCHASE-SAVINGS PLAN
                                                 OF CAROLINA POWER & LIGHT COMPANY

                                           Statement of Net Assets Available for Benefits
                                                           December 30, 1992
                                                                        ------------------------------------------------------------
                                                                                           PARTICIPANTS'  EQUITY
                                                                        ------------------------------------------------------------

                                                             EQUITY     CAROLINA POWER      U.S.           FIXED        FIDELITY
                                                          UNALLOCATED   & LIGHT COMPANY    SAVINGS      INVESTMENT       EQUITY-
                                           TOTAL PLAN   TO PARTICIPANTS  COMMON STOCK       BONDS        CONTRACT      INCOME FUND
                                           ----------   ---------------  ------------      -------       --------      -----------
ASSETS
  Investments:

    Carolina Power & Light Company
        Common Stock                       $667,414,862    $306,771,742   $360,643,120    $        -     $        -     $        -
    U. S. Savings Bonds                       6,916,087              -              -       6,916,087             -              -
    Fidelity Equity - Income Fund            12,263,218              -              -              -              -      12,263,218
    Fixed Investment Contracts                8,919,680              -              -              -       8,919,680             -
    Participants' Loans Receivable           18,080,254      18,080,254             -              -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Investments                     713,594,101     324,851,996    360,643,120      6,916,087      8,919,680     12,263,218


  Dividends and Interest Receivable           9,832,733       4,502,072      5,292,659             -          38,002             -
  Incentive Contribution Receivable           5,164,297              -       5,164,297             -              -              -
  Cash                                           20,271              24             44         20,203             -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Assets                          728,611,402     329,354,092    371,100,120      6,936,290      8,957,682     12,263,218
                                            -----------     -----------    -----------    -----------    -----------    -----------
LIABILITIES

  ESOP Loan Payable                         237,355,832     237,355,832             -              -              -              -
  Participants' Loans Payable                18,080,254      18,080,254             -              -              -              -
  Interest Payable - ESOP Loan                2,407,197       2,407,197             -              -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
      Total Liabilities                     257,843,283     257,843,283             -              -              -              -
                                            -----------     -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS          $470,768,119     $71,510,809   $371,100,120     $6,936,290     $8,957,682    $12,263,218
                                            ===========     ===========    ===========    ===========    ===========    ===========

See Notes to Financial Statements.


                                                     STOCK PURCHASE-SAVINGS PLAN
                                                  OF CAROLINA POWER & LIGHT COMPANY

                                     Statement of Changes in Net Assets Available for Benefits
                                               For the Year Ended December 30, 1992
                                                                  ----------------------------------------------------------------
                                                                                     PARTICIPANTS' EQUITY
                                                                  ----------------------------------------------------------------

                                                       EQUITY      CAROLINA POWER       U.S.           FIXED          FIDELITY
                                                    UNALLOCATED   & LIGHT COMPANY     SAVINGS        INVESTMENT       EQUITY-
                                     TOTAL PLAN   TO PARTICIPANTS   COMMON STOCK       BONDS         CONTRACTS      INCOME FUND
                                     ----------   ---------------   ------------      -------        ---------      -----------
INCREASES IN NET ASSETS
  Investment Income:

    Dividends                         $38,289,132     $17,947,958     $19,937,298      $       -       $       -         $403,876
    Net Appreciation in Fair Value     31,210,081      12,673,334      17,461,012              -               -        1,075,735
    Interest                              423,445              -               -               -          423,445              -

  Contributions:

    Employer                           40,656,708      27,289,187      13,367,521              -               -               -
    Participants                       19,581,061              -       14,254,116         855,057       1,912,501       2,559,387
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Increase in Net Assets    130,160,427      57,910,479      65,019,947         855,057       2,335,946       4,038,998
                                      -----------     -----------     -----------     -----------     -----------     -----------
DECREASES IN NET ASSETS

  Interest Expense                     15,321,732      15,321,732              -               -               -               -
  Allocation of Shares                 27,884,360      27,884,360              -               -               -               -
  Distribution of Benefits             20,708,901              -       19,233,108         227,398         892,731         355,664
  Company Contributions Forfeited          76,752              -           76,752              -               -               -
                                      -----------     -----------     -----------     -----------     -----------     -----------
      Total Decrease in Net Assets     63,991,745      43,206,092      19,309,860         227,398         892,731         355,664
                                      -----------     -----------     -----------     -----------     -----------     -----------
INCREASE IN NET ASSETS                 66,168,682      14,704,387      45,710,087         627,659       1,443,215       3,683,334
NET TRANSFERS AMONG INVESTMENT
  OPTIONS                                      -               -         (828,556)         63,969         221,816         542,771
NET ASSETS - DECEMBER 30, 1991        404,599,437      56,806,422     326,218,589       6,244,662       7,292,651       8,037,113
                                      -----------     -----------     -----------     -----------     -----------     -----------
NET ASSETS - DECEMBER 30, 1992       $470,768,119     $71,510,809    $371,100,120      $6,936,290      $8,957,682     $12,263,218
                                      ===========     ===========     ===========     ===========     ===========     ===========

See Notes to Financial Statements.

                   STOCK PURCHASE-SAVINGS PLAN
                OF CAROLINA POWER & LIGHT COMPANY

                  Notes to Financial Statements
             Years Ended December 30, 1993 and 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan's (the "Plan") investment in the common stock of Carolina Power & Light Company (the "Company") and in the Fidelity Equity-Income Fund are carried at fair value determined by quoted prices in an active market. The investment in the Fixed Income Fund, formerly the Fixed Investment Contract fund (see Note 3), is carried at cost plus accrued interest, which approximates fair value. In 1993, the Plan began recording U.S. Savings Bonds at cost plus accrued interest, which approximates fair value. Prior to 1993, the investment in U.S. Savings Bonds was carried at cost. This change increased the Plan's net assets by approximately $3.0 million and is reflected in 1993 interest income on the Statement of Changes in Net Assets Available for Benefits.

Dividends, interest and other income are accrued as earned, and expenses are accrued as incurred.

Certain amounts for 1992 have been reclassified to conform to the 1993 presentation.

The Company pays the expenses incurred by the Trustee (Wachovia Bank of North Carolina, N.A.) and William M. Mercer, Inc., a third-party administrator, in the administration of the Plan, with the exception of expenses related to loans to participants, and provides personnel and facilities for the Plan's accounting and other activities at no cost to the Plan (see Note 4).

2. DESCRIPTION OF THE PLAN

General Information Regarding the Plan
- - --------------------------------------

The purpose of the Plan, which became effective July 1, 1961, and was last amended effective December 31, 1992, is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other diverse investments.

Participation in the Plan
- - --------------------------

Generally, all full-time employees of the Company who are at least 18 years of age are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment alternatives. Retired participants may retain investments in the Plan but may not continue to make contributions to the Plan.

Employee Contributions Under the Plan
- - -------------------------------------

Each participating employee may authorize the Company to contribute to the Plan 2%, 4% or 6% of the employee's before-tax eligible earnings (the "Deferred Contribution"). The contribution reduces, in like amount, the employee's earnings subject to income tax for that year. Employees who have eligible earnings of less than a specified amount ($64,245 for 1993 and $62,345 for 1992) and who contribute 6% of eligible earnings, may elect to make additional contributions to the Plan on a before-tax basis of 2%, 4% or 6%. An employee's total before-tax contributions could not be greater than $8,994 for 1993 and $8,728 for 1992. An employee can also elect to contribute 2%, 4%, 6%, 8%, 10% or 12% of the employee's after-tax eligible earnings to the Plan (the "Additional Savings").

Company Contributions Under the Plan
- - ------------------------------------

At the time employee contributions are made, the Company contributes to the Plan an amount equal to 50% of each employee's
Deferred Contribution. All Company contributions and any earnings on securities purchased with these contributions are invested in common stock of the Company.

The Plan has an incentive feature which provides for discretionary Company contributions to be made to the Plan on behalf of each eligible employee for any Plan year in an amount to be determined by the Board of Directors. Such Company contributions, if any, are made in an amount up to a maximum of 50% of the Deferred Contribution for each employee if certain corporate goals established annually by the Board of Directors are met. All employees eligible to participate in the Plan are eligible for the discretionary Company contributions. Those eligible employees who do not contribute to the Plan are, for the purpose of determining the discretionary contributions, assumed to be contributing 2% of eligible earnings. The Company made discretionary contributions of approximately $6.1 million and approximately $5.2 million for the Plan years ended December 30, 1993 and 1992, respectively.

For participants other than those leaving the Company, Company contributions are not considered matured, and cannot be distributed, until the end of the second year after the Plan year for which such Company contributions were made.

Employee Stock Ownership Plan
- - -----------------------------

In 1989, the Plan was restated as an employee stock ownership plan. This permits the Committee which administers the Plan to direct the Trustee to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock for the benefit of Plan participants. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code. Such allocations are used to meet Company share needs related to participant contributions, Company 50% matching contributions, incentive contributions and/or reinvested dividends.

ESOP Loan repayments are made from (i) cash dividends on common stock held in the ESOP Stock Suspense Account or cash dividends on common stock allocated to the accounts of employee participants,
(ii) the proceeds from the sale of common stock held in the ESOP Stock Suspense Account, if any, and (iii) Company contributions, if any. These contributions will be made to the Plan in an amount which, when added to the value of common stock released from the ESOP Stock Suspense Account and allocated to participants' accounts, will equal the sum of (i) cash dividends used to repay an ESOP Loan, (ii) amounts allocated to participants' accounts and attributable to Deferred Contributions and Additional Savings and
(iii) amounts, if any, necessary to satisfy restoration of forfeitures upon reemployment.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February
1993) from the Company for an aggregate purchase price of approximately $300 million. All but $1,000 of the purchase price was financed by a short-term ESOP Loan from the Company. In January 1990, the short-term ESOP Loan was refinanced with a long-term ESOP Loan, bearing a 6% interest rate, from the Company in the amount of
$300,512,482.   Prepayment without penalty is allowed.  Excluding
the effects of any future prepayments, required payments, including interest, are $19,865,293 for each of the years 1994 through 1998 and $253,888,077 from 1999 through 2011. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 10,033,003 shares at December 30, 1993. During the 1993 Plan year, 911,964 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants. Also during each quarter of 1993, the Company made a qualified ESOP Loan of approximately $4.5 million to the Plan. Each loan was repaid within the quarter.

Investment of Funds
- - -------------------

At the election of the participating employee, contributions authorized by the employee and any earnings on the securities purchased with these contributions are invested in the investment alternatives described in Note 3. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 5%; however, a minimum of 25% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan and may be changed once per month. A participant may move among the options for investments accumulated after 1988, subject to certain limitations. Investments in U. S. Savings Bonds, however, cannot be moved. All Company contributions and any dividends on stock purchased with Company contributions will be invested in common stock of the Company.

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment alternatives up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching contributions and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.

Retirement, Death, or Termination of Employment
- - -----------------------------------------------

Participants with five or more years of service are vested with respect to all Company contributions. Participants leaving the employ of the Company with less than five years of service forfeit unmatured Company contributions. In the case of an employee's death, retirement or termination of employment with at least five years of service, all employee and Company contributions, including those otherwise unmatured, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited contributions are used by the Plan to reduce contributions otherwise required from the Company.

Withdrawals
- - -----------

Participants may withdraw, at times and in minimum amounts specified by the Plan, any or all securities from the Plan purchased with matured Company contributions as well as uninvested cash attributable to such contributions. A participant who has reached age 59 1/2 may withdraw any or all contributions made by the participant and any or all matured Company contributions. At times and in amounts specified by the Plan, a participant may withdraw any or all securities and cash related to Additional Savings. The Plan also provides for withdrawal of employee contributions prior to age 59 1/2 upon furnishing proof of financial hardship satisfactory to the Committee which administers the Plan.

Federal Income Taxes
- - --------------------

The Internal Revenue Service has issued to the Company a favorable determination letter stating that the Plan, as amended effective December 31, 1992, meets the requirements of Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code (Code). In addition, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Trust established under the Plan continues to be exempt from federal income taxes under Section 501(a) of the Code. As such, Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions by the Company subject to the conditions and limitations of Section 404 of the Code.

Termination of the Plan
- - -----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

3. INVESTMENTS

Company Common Stock
- - --------------------

The price at which original issue common stock is deemed to have been acquired under the Plan is the closing price per share quoted on the composite tape as reported in The Wall Street Journal on the last trading day preceding the applicable payroll or dividend payment date. Shares may be purchased on the open market. The price at which open market common stock is deemed to have been acquired under the Plan is the weighted average price of all shares so purchased during the Investment Period as defined in the Plan.

Shares may also be released from the ESOP Stock Suspense Account
(see Note 2). The price at which such released shares are allocated to Plan participants is determined in the same manner as described above for original issue common stock.

U.S. Government Securities
- - --------------------------

Funds invested in U. S. Government Securities are currently being invested in Series EE Savings Bonds. Series EE Savings Bonds held for at least five years earn a variable rate of interest, established at six-month intervals, equal to 85% of the average market rate of five-year U.S. Treasury marketable securities, but in no event less than 4% per annum. Series EE Savings Bonds held for less than five years earn interest on a fixed graduated scale, based upon the length of time held. If Series EE Savings Bonds become unavailable or if, in the opinion of the Trustee, such bonds become inappropriate as investments, the funds will be invested in other U.S. Government Securities.

Fixed Income Fund
- - -----------------

Beginning in 1993, the Company changed the Fixed Investment Contract investment option to a Fixed Income Fund (FIF) option, and accumulated balances were transferred to the FIF. Contributions to the FIF are invested in the IDS (Investment Diversified Services) Trust Income Fund, which includes a mix of investment contracts, primarily with high quality insurance companies, along with other short-term investments. The FIF's objectives are to preserve principal and income while maximizing current income by investing in credit-worthy investment products and by maintaining a well-diversified portfolio.

Fidelity Equity-Income Fund
- - ---------------------------

Funds invested in the Fidelity Equity-Income mutual fund ("Equity-Income Fund") are pooled and used primarily to purchase a variety of income-producing common or preferred stocks, as well as bonds or securities which may be convertible into common stock, and other similar types of investments. Normally, at least 80% of the Equity-Income Fund's assets will be invested in such securities. The objective of the Equity-Income Fund is to produce current income while taking into account the potential for long-term growth through capital appreciation. Income earned on the Equity-Income Fund is reinvested in additional fund shares.

Fidelity Balanced Fund
- - ----------------------

Beginning in January 1994, the Plan is offering an additional investment option to participants. The Fidelity Balanced Fund (Balanced Fund) consists of high-yielding securities, including foreign and domestic stocks and bonds. Also, the Balanced Fund diversifies across a variety of industries. At least 25% of the Balanced Fund's total holdings will always consist of fixed-income securities. The objective of the Balanced Fund is to provide as much income as possible while preserving capital. Income earned on the Balanced Fund is reinvested in additional fund shares.


4. LOANS TO PARTICIPANTS

The Plan allows participants to borrow an amount not to exceed the lesser of $50,000 or 50% of their vested account balances. The Company has obtained permission to act as, and is acting as, the guarantor of a bank line of credit used to make these loans to participants. Each loan is collateralized by the individual participant's equity. At December 30, 1993 and 1992, the Trustee had recorded approximately $22.8 million and $18.1 million, respectively, of receivables for loans to participants.

The net interest income to the Plan from loans to participants is used to pay Trustee expenses related to participants' loans. Any remaining proceeds are added to the previously described discretionary Company contribution and allocated to all participants' accounts. Such allocations for the years ended
December 30, 1993 and 1992 were approximately $154,000 and
$115,000, respectively.

                                    STOCK PURCHASE-SAVINGS PLAN
                                 OF CAROLINA POWER & LIGHT COMPANY

                        Item 27a - Schedule of Assets Held for Investment Purposes
                                        As of December 30, 1993




Identity of Issue               Description of Investment     Cost Value     Current Value
- - ------------------------------  --------------------------  ---------------  -------------




Carolina Power & Light Company  Common Stock, no par or      $ 504,319,329   $ 723,774,103*
                                  stated value,
                                  23,827,954 shares


United States Savings Bonds     Series EE, various interest      7,582,413      10,563,163
                                   rates and maturities


Fidelity Equity-Income Fund     Mutual Fund, 551,282 shares     15,255,718      18,677,450


IDS Trust Income Fund           Fixed Income Fund               10,474,317      10,474,317


Participants' Loans Receivable  Loans to plan participants      22,781,351      22,781,351*
                                                            ---------------  -------------

        Total                                                $ 560,413,128   $ 786,270,384
                                                            ===============  =============



* Party-in-Interest


                                              STOCK PURCHASE-SAVINGS PLAN
                                           OF CAROLINA POWER & LIGHT COMPANY

                                     Item 27d - Schedule of Reportable Transactions
                                          For the Year Ended December 30, 1993


                                                                        Expenses                   Current Value on
Identity of Party/Description of Asset  Purchase Price  Selling Price   Incurred    Cost Value     Transaction Date  Gain/Loss
- - --------------------------------------   -------------  -------------   --------    ----------     ----------------  ---------


Carolina Power & Light Company
    common stock:

     74   Purchases                       $24,596,762                               $24,596,762      $24,596,762

     71   Sales                                          $26,730,661      $131      $16,691,325      $26,730,661     $10,039,204
                                                                                                      ----------
     145  Transactions                                                                               $51,327,423
                                                                                                      ==========


Participants' Loans Receivable:


     27   Purchases                       $14,709,600                               $14,709,600      $14,709,600

     11   Sales                                           $9,703,671                 $9,703,671       $9,703,671
                                                                                                      ----------
     38  Transactions                                                                                $24,413,271
                                                                                                      ==========

                           SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                              STOCK PURCHASE-SAVINGS PLAN OF
                              CAROLINA POWER & LIGHT COMPANY



                              By:  Charles D. Barham, Jr., Chairman
                              Stock Purchase-Savings Plan Committee


Date:  June 24, 1994
       _____________

                                     EXHIBITS INDEX


Exhibit Number
______________

Exhibit No. 23                Consent of Deloitte & Touche